UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A
For the fiscal semiannual period ended June 30, 2020
REITless Impact Income Strategies LLC
(Exact name of registrant as specified in its charter)

Delaware	61-1871099
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Newport Center Drive
Newport Beach, CA 92660
(Full mailing address of principal executive offices)
(855) 742-4862
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
In this semiannual report, the terms “REITless Impact Income Strategies,” the “Company,” “we,” “us” or “our” refer to REITless Impact Income Strategies LLC unless the context indicates otherwise.
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report on Form 1-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2020 and this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Overview
Prior to May 15, 2020, REITless Impact Income Strategies, LLC, a Delaware limited liability company, was externally managed by North Capital, Inc. (our “Former Manager”), an SEC-registered investment advisor and an affiliate of North Capital Investment Technology, Inc. (“NCIT” or our “Former Sponsor”). NCIT owned and operated an online investment platform www.reitless.com (the “REITless Platform”), which allowed investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the REITless Platform, investors could browse real estate debt investments, view details of an investment, execute legal documents, and arrange for payments online.
On May 15, 2020, our Former Sponsor entered into a purchase and sale agreement with modiv Advisors, LLC, a Delaware limited liability company (“Modiv”), pursuant to which Modiv purchased 100% of our outstanding common shares for $50,000 in cash as well as 100% of the membership interests of REITless Impact Opportunity Zone Strategies LLC, another real estate investment trust (“REIT”) sponsored by our Former Sponsor, for $20,000 in cash. As a result of such acquisition, we are now a wholly-owned subsidiary of, and managed by, Modiv. For more information regarding the acquisition, see Recent Developments - Acquisition below.
Modiv intends to update our offering circular in the coming months to update our investment strategy with innovative, investor-first features that will enhance our original Reg A+ offering. We intend to use substantially all of the proceeds of the Offering (defined below) to originate, invest in and manage a diversified portfolio of commercial real estate investments.
On November 2, 2018, our “best efforts” offering of common shares (the “Offering”), representing limited liability interests in our Company, pursuant to Regulation A was qualified by the SEC. We have not commenced the Offering and plan to seek to raise up to $50,000,000 in the Offering, which we expect to commence in the first quarter of 2021. The minimum offering amount we plan to seek to raise through the Offering is $500,000. As of June 30, 2020, we have not met the minimum offering amount and therefore have not commenced our planned principal operations. Our activities since inception have consisted of formation activities and preparations for capital raising.
Results of Operations
As of June 30, 2020, we have not commenced principal operations other than those associated with general start-up and organizational matters, and we have no revenues. Our net income of $8,697 for the six months ended June 30, 2020 primarily reflects the forgiveness of $15,378 due to our Former Sponsor and their affiliates for their funding of operating costs, partially offset by general and administrative expenses of $7,550.
For the six months ended June 30, 2019, we had a net loss of $4,618. Since we have not yet commenced principal operations, our net loss was primarily the result of general and administrative expenses we paid.
We do not intend to begin principal operations until we have received and accepted subscriptions from investors in the Offering representing at least $500,000.

Liquidity and Capital Resources
As of June 30, 2020 and December 31, 2019, we had $0 and $502,018, respectively, in cash and cash equivalents. The decrease in cash and cash equivalents primarily reflects the $501,000 repurchase of our common shares from our Former Sponsor and its affiliates during the six months ended June 30, 2020. We are dependent upon the net proceeds from the Offering to fund our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the Offering and the private placements and any future offerings we may conduct, from secured or unsecured financing obtained from banks or other lenders, and from any undistributed funds from our operations.
We will not commence operations unless we raise a minimum of $500,000 in gross offering proceeds. If we raise substantially less than $50,000,000 in gross offering proceeds, we will make fewer investments, resulting in less diversification in terms of the type, number and size of investments we make, and the value of an investment in our equity will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses related to operating as a publicly-offered REIT, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor.
As of December 31, 2019, advances from related parties related to our organization and the Offering, and paid by our Former Manager on our behalf, totaled $120,672. During the six months ended June 30, 2020, our Former Manager waived reimbursement of these advances, along with advances made during 2020, for total forgiveness of $127,535 due to related parties. Since $112,157 of this forgiveness related to funding of deferred offering costs, that amount is reflected as additional paid-in capital in our unaudited condensed statement of members' equity for the six months ended June 30, 2020. The additional forgiveness of $15,378 due to related parties pertained to the funding of operating costs and is included in other income in our unaudited condensed statement of operations for the six months ended June 30, 2020. The amount due to related parties as of June 30, 2020 was $4,800, which represents the amount due to Modiv to reimburse it for audit fees paid on our behalf.
We otherwise have no outstanding third-party debt and we have received no commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 0% and 75% of the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our manager may from time to time modify our leverage policy in its discretion in light of then-prevailing economic conditions, the relative cost of debt and equity capital, the market values of our assets, general conditions in the market for debt and equity securities, our growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to borrow not more than 75% of the fair market value of the cost of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our manager.
Market Outlook - Real Estate Capital Markets
As a result of the global outbreak of the COVID-19 pandemic during the first half of 2020, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the COVID-19 outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future performance and future financial results. We are unable to quantify the impact the COVID-19 outbreak may have on our future financial results at this time and an adverse market environment could materially impact the cost and availability of long-term credit, hampering our ability to raise capital in the Offering and make the investments that we intend to originate.
The magnitude and duration of the COVID-19 pandemic and its impact on us and our future results of operations will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. In February 2020, the U.S. economy entered into a recession, the severity of which is unpredictable but expected to be significant. The prolonged duration and impact of the COVID-19 pandemic could continue to materially disrupt our future operations and impact our financial performance.
Over the near term, we recognize that markets can change abruptly and disruptions may occur at any time, but we remain optimistic about the opportunity to originate investments that offer attractive risk-adjusted returns. By creating an underwriting margin of safety, we believe we will remain well-positioned to weather the COVID-19 pandemic as well as routine market corrections.

Recent Developments
Acquisition
On May 15, 2020, our Former Sponsor entered into a purchase and sale agreement with Modiv, pursuant to which Modiv purchased 100% of our outstanding common shares for $50,000 in cash as well as 100% of the membership interests of REITless Impact Opportunity Zone Strategies LLC, another REIT sponsored by our Former Sponsor, for $20,000 in cash (the “Acquisition”). As a result of the Acquisition, we are now a wholly-owned subsidiary of, and managed by, Modiv. Modiv is an indirect subsidiary of RW Holdings NNN REIT, Inc. (“NNN REIT”), a publicly registered, non-listed REIT that is also the advisor to BRIX REIT, Inc. (“BRIX REIT”) and a property leased to Fujifilm that is owned by tenants in common (“TIC”), including a 72.7% TIC interest held by NNN REIT.
Related Party Arrangements
Our Former Manager
Prior to the Acquisition on May 15, 2020, we operated under the direction of our Former Manager, which was responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Since we do not have any employees, our Former Manager and our Former Sponsor acted for and on our behalf through their officers and directors. Our Former Manager, our Former Sponsor and their officers and directors were not required to devote all of their time to our business and were only required to devote such time to our affairs as their duties required.
Our Former Manager was a fiduciary to us and was required to act in our best interests. Our Former Manager performed its duties and responsibilities pursuant to our operating agreement. Our Former Manager maintained a contractual relationship with us and our shareholders, and we agreed to limit the liability of our Former Manager and to indemnify our Former Manager against certain liabilities. Our Former Manager agreed to operate under the CFA Institute Asset Manager Code of Professional Conduct.
Modiv
Commencing with the Acquisition on May 15, 2020, we operate under the direction of Modiv, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Since we do not have any employees, Modiv acts for and on our behalf through its officers. Modiv and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.
We will follow investment guidelines adopted by Modiv and the investment and borrowing policies set forth in our offering circular, unless they are modified by Modiv. Modiv may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Modiv may change our investment objectives at any time without approval of our shareholders. Modiv intends to update our offering circular in the coming months to update our investment strategy with innovative, investor-first features that will enhance our original qualified Reg A+ offering.
Modiv is a fiduciary to us and is required to act in our best interests. Modiv performs its duties and responsibilities pursuant to our operating agreement.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. We will provide updated risks factors when we update our offering circular in the coming months.
The offering circular may be updated from time-to-time with future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.
Item 2. Other Information
None.

Item 3. Condensed Financial Statements (Unaudited)
REITLESS IMPACT INCOME STRATEGIES LLC
TABLE OF CONTENTS
The Company was acquired by modiv Advisors, LLC, a Delaware limited liability company (“Modiv”), on May 15, 2020. The interim financial statements for the six months ended June 30, 2020 have not been reviewed by an independent auditor since Modiv has not yet engaged the services of an independent accounting firm for the year ending December 31, 2020.

REITLESS IMPACT INCOME STRATEGIES LLC
Condensed Balance Sheets
(Unaudited)

	As of
	June 30,	December 31,
	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$—	$502,018
Deferred offering costs	112,157	106,157
Total assets	$112,157	$608,175

Liabilities and Members' Equity
Current Liabilities:
Due to related parties	$4,800	$120,672
Total liabilities	4,800	120,672

Commitments and contingencies

Members' equity:
Members' equity, 100 and 50,100 common shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	107,357	487,503
Total members' equity	107,357	487,503
Total liabilities and members' equity	$112,157	$608,175
See accompanying notes to condensed financial statements.

REITLESS IMPACT INCOME STRATEGIES LLC
Condensed Statements of Operations
(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Revenue	$—	$—

Expenses:
General and administrative	7,550	4,676
	7,550	4,676
Loss from operations	(7,550)	(4,676)

Other income:
Gain on forgiveness of amounts due to related parties	15,378	—
Interest income	869	58
Total other income	16,247	58
Net income (loss)	$8,697	$(4,618)

Net income (loss) per share, basic and diluted	$0.32	$(0.23)

Weighted-average number of common shares outstanding, basic and diluted	27,573	19,990
See accompanying notes to condensed financial statements.

REITLESS IMPACT INCOME STRATEGIES LLC
Condensed Statements of Members' Equity
For the Six Months Ended June 30, 2020 and 2019
(Unaudited)

			Additional	Retained	Total
	Common Shares		Paid-in	Earnings	Members'
	Shares	Amount	Capital	(Deficit)	Equity
Balance, December 31, 2019	50,100	$501,000	$—	$(13,497)	$487,503
Repurchase of common shares	(50,000)	(501,000)	—	—	(501,000)
Due to related parties converted to equity	—	—	112,157	—	112,157
Net income	—	—	—	8,697	8,697
Balance, June 30, 2020	100	$—	$112,157	$(4,800)	$107,357

			Additional		Total
	Common Shares		Paid-in		Members'
	Shares	Amount	Capital	Net Loss	Equity
Balance, December 31, 2018	100	$1,000	$—	$—	$1,000
Issuance of common shares	50,000	500,000	—	—	500,000
Net loss	—	—	—	(4,618)	(4,618)
Balance, June 30, 2019	50,100	$501,000	$—	$(4,618)	$496,382
See accompanying notes to condensed financial statements.

REITless Impact Income Strategies LLC
Condensed Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net income (loss)	$8,697	$(4,618)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Changes in operating assets and liabilities:
Gain on forgiveness of amounts due to related parties	(15,378)	—
Increase in due to related parties	11,663	—
Increase in accounts payable	—	5,243
Net cash provided by operating activities	4,982	625

Cash Flows from Financing Activities:
Advances from related party	—	30,693
Proceeds from issuance of common shares	—	501,000
Repurchase of common shares	(501,000)	—
Payments of deferred offering costs	(6,000)	(31,435)
Net cash (used in) provided by financing activities	(507,000)	500,258

Net (decrease) increase in cash and cash equivalents	(502,018)	500,883
Cash and cash equivalents, beginning of period	502,018	—
Cash and cash equivalents, end of period	$—	$500,883

Supplemental Disclosure of Cash Flow Information:
Interest paid	$—	$—

Supplemental Schedule of Noncash Financing Activity:
Decrease in due to related parties	$(112,157)	$—
See accompanying notes to condensed financial statements.

REITLESS IMPACT INCOME STRATEGIES LLC
Notes to Condensed Financial Statements
(Unaudited)
Note 1. Nature of Operations
REITless Impact Income Strategies LLC (the “Company”) is a limited liability company organized on March 6, 2018 under the laws of Delaware. The Company intends to invest in real estate, loans and loan participations, earning a return for its members through the collection of rents and the realization of capital gains on sales of its holdings.
Prior to May 15, 2020, the Company was managed by North Capital, Inc. (the “Former Manager”), an SEC-Registered Investment Advisor and an affiliate of North Capital Investment Technology Inc. (“NCIT” or the “Former Sponsor”). North Capital, Inc. had exclusive control over all aspects of the Company’s business in its role as Former Manager. The majority shareholder was a registered principal with North Capital Private Securities Corp. (“NCPS”).
On May 15, 2020, the Former Sponsor entered into a purchase and sale agreement with modiv Advisors, LLC, a Delaware limited liability company (“Modiv”), pursuant to which Modiv purchased 100% of the Company’s outstanding common shares for $50,000 in cash as well as 100% of the membership interests of REITless Impact Opportunity Zone Strategies LLC, another real estate investment trust (“REIT”) sponsored by the Former Sponsor, for $20,000 in cash. As a result of such acquisition, the Company is now a wholly-owned subsidiary of, and managed by, Modiv.
Modiv intends to update the Company's offering circular in the coming months to update the Company’s investment strategy with innovative, investor-first features that will enhance the Company’s original qualified Reg A+ offering. The Company intends to use substantially all of the proceeds of the Offering (defined below) to originate, invest in and manage a diversified portfolio of commercial real estate investments.
On November 2, 2018, the Company’s “best efforts” offering of common shares, representing limited liability interests in the Company (the “Offering”), pursuant to Regulation A was qualified by the Securities and Exchange Commission (the “SEC”). The Company has not commenced the Offering and plans to seek to raise up to $50,000,000 in the Offering expected to commence in the first quarter of 2021. The minimum offering amount the Company will seek to raise through the Offering is $500,000.
As of June 30, 2020, the Company has not commenced planned principal operations or generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States.
The Company adopted the calendar year as its basis of reporting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash and Cash Equivalents
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2020, the Company’s cash balances did not exceed FDIC insured limits. As of December 31, 2019, the Company’s cash balances exceeded FDIC insured limits by $252,018.
Fair Value of Financial Instruments
Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their value.
Revenue Recognition
The Company is in the development stage and has yet to realize revenues from operations.
Organizational Costs
In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.
Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees and other costs incurred in connection with an offering the Company intends to commence during the first quarter of 2021 under Regulation A.
Prior to the completion of the Offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the Offering or to expense if the Offering is not completed. Deferred offering costs of $112,157 and $106,157 were capitalized to the balance sheets as of June 30, 2020 and December 31, 2019, respectively.
Income Taxes
The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code of 1986, as amended, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying unaudited condensed financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. The Company is evaluating whether it will elect to be taxed as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2020 or 2021.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has concluded that there are no significant uncertain tax positions requiring recognition in the Company’s unaudited condensed financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company may in the future become subject to federal, state and local income taxation, although it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Net Earnings or Loss per Common Share
Net earnings or loss per common share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding common shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per common share. Diluted net earnings or loss per common share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per common share if their inclusion would be anti-dilutive. As no potentially dilutive items exist for the six months ended June 30, 2020 or June 30, 2019, basic and diluted net loss per common share are the same.
Note 3. Members' Equity
The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The Company’s manager has rights to establish additional series of its shares with differing rights and privileges. Holders of common shares are entitled to one vote per share on matters put to a shareholder vote at the sole discretion of the Company’s manager.
Members’ capital contributions totaled $0 and $501,000 for the six months ended June 30, 2020 and 2019, respectively. Members’ equity as of June 30, 2020 and December 31, 2019 totaled $107,357 and $487,503, respectively. For the six months ended June 30, 2020, the Company repurchased 50,000 shares for $501,000. For the six months ended June 30, 2019, the Company issued 50,000 common shares at $10.00 per share, resulting in a capital contribution of $500,000.
During the six months ended June 30, 2020, the Company’s Former Manager waived the requirement for reimbursement of $127,535 previously advanced to the Company. The resulting decrease in due to related parties included $112,157 related to funding of deferred offering costs which is reflected as additional paid-in capital in the Company’s unaudited condensed statement of members' equity for the six months ended June 30, 2020, and the $15,378 balance of the forgiveness of amounts due to related parties pertained to the funding of operating costs and is therefore included in other income in the Company's unaudited condensed statement of operations for the six months ended June 30, 2020.
The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.
Note 4. Related Party Transactions
Expenses since inception through May 15, 2020 were paid by the Former Manager of the Company, North Capital, Inc., and its affiliates NCIT and NCPS, on the Company’s behalf. Per the Company’s operating agreement, the Company was obligated to reimburse the Former Manager and its affiliates, without interest, for expenses they incurred in connection with the formation of the Company. During the six months ended June 30, 2020, the Former Manager decided to forgo such reimbursements which resulted in the forgiveness of $127,535 due to related parties, as discussed in Note 3 above. The amounts due to related parties were $4,800 and $120,672 as of June 30, 2020 and December 31, 2019, respectively. The $4,800 due to related parties as of June 30, 2020 represents the amount due to Modiv for reimbursement of audit fees paid on behalf of the Company.

On November 2, 2018, the Company entered into an operating services agreement with North Capital Inc., the Former Manager of the Company. Under the agreement, the Former Manager was entitled to an annual asset management fee of 1.00%, paid quarterly, which was based on the Company’s net proceeds from the initial offering as of the end of each quarter, and thereafter would be based on the Company’s net asset value at the end of each prior quarter as calculated pursuant to the agreement.
The Former Manager was also entitled to receive a special servicing fee equal to an annualized rate of 1.00% of the original value of a non-performing asset, payable quarterly in arrears. Whether an asset was deemed to be non-performing was in the sole discretion of the Former Manager.
The Former Manager was also entitled to acquisition and origination fees paid by a borrower of up to 5.00% of the amount funded by the Former Sponsor or affiliates of the Former Sponsor to acquire or originate loans or other real estate related assets, excluding any acquisition and origination expenses and any debt attributable to any such investments.
The Company was also required to reimburse the Former Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that were specifically the responsibility of the Former Manager pursuant to the agreement.
Modiv will be reevaluating the fees to be charged to the Company under the Company's operating agreement when it updates the offering circular.
Note 5. Recent Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Since the Company does not lease any property, implementation of this new standard did not have any impact on the Company's financial reporting and disclosures.
Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying unaudited condensed financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
Note 6. Subsequent Events
Management’s Evaluation
Management has evaluated subsequent events through the date the unaudited condensed financial statements were available to be issued.

Item 4. Exhibits
INDEX OF EXHIBITS
The documents listed in the Exhibit Index of this semiannual report are incorporated by reference or are filed with this semiannual report, in each case as indicated below.

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form DOS/A, filed on August 1, 2018)

2.2*
Amended and Restated Operating Agreement Dated as of September 30, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Post-Qualification Amendment on Form 1-A POS, filed on October 18, 2019)

4*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular, filed on November 1, 2019)

6.1*	Form of License Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on August 29, 2018)

6.2*	Form of Shared Services Agreement (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on August 29, 2018)

8*	Escrow Agreement (incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on August 29, 2018)

9*
Letter from Jason M. Tyra CPA LLC regarding statements made by the Company concerning its resignation as the Company’s principal accountant, dated September 30, 2019 (incorporated by reference to Exhibit 9 to the Company’s Current Report on Form 1-U, filed on September 30, 2019)

*	Previously filed.

Signatures
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REITless Impact Income Strategies LLC

By:	/s/ AARON S. HALFACRE
Aaron S. Halfacre
Chief Executive Officer
September 25, 2020
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ AARON S. HALFACRE	Chief Executive Officer	September 25, 2020
Aaron S. Halfacre	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	September 25, 2020
Raymond J. Pacini	(principal financial and accounting officer)